UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 21, 2014

BTU International, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	000-17297	04-2781248
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

23 Esquire Road, N. Billerica, Massachusetts	01862
(Address of Principal Executive Offices)	(Zip Code)

(978) 667-4111

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On October 21, 2014, BTU International, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Amtech Systems, Inc., an Arizona corporation (“Amtech”), and BTU Merger Sub, Inc., a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Amtech. The Merger Agreement has been approved by the Boards of Directors of both the Company and Amtech and is subject to the Company Stockholder Approval (as defined below) and the Amtech Stockholder Approval (as defined below).

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of common stock, par value $0.01 per share, of the Company (“Company Shares”), issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive and become exchangeable for 0.3291 shares of common stock, par value $0.01 per share, of Amtech (“Amtech Shares”).

Any outstanding Company stock option shall be assumed by Amtech and shall be converted into an option to purchase shares of Amtech common stock on substantially the same terms and conditions as were applicable to such Company stock option, with appropriate adjustments based upon the Exchange Ratio to the exercise price and the number of shares of Amtech common stock subject to such stock option. Each Company restricted stock unit that remains unvested immediately prior to the effective time of the Merger will become a fully vested and unrestricted share of Company common stock.

The Merger Agreement contains customary representations and warranties of the Company and Amtech relating to their respective businesses and public filings. Additionally, the Merger Agreement provides for customary pre-closing covenants of the Company and Amtech, including, with regard to the Company, covenants (i) to conduct its business in the ordinary course consistent with past practice and to refrain from taking certain actions without Amtech’s consent, (ii) not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning or provide information in connection with alternative transactions, and (iii) subject to certain exceptions, to recommend that the Company’s stockholders adopt the Merger Agreement.

Consummation of the Merger is subject to various conditions, including, among others, customary conditions relating to the adoption of the Merger Agreement by the requisite vote of the Company’s stockholders (the “Company Stockholder Approval”) and the approval of the issuance of Amtech Shares in connection with the Merger by the requisite vote of Amtech’s stockholders (the “Amtech Stockholder Approval”).

The Merger Agreement provides certain termination rights for both the Company and Amtech and further provides that upon termination of the Merger Agreement under certain circumstances (i) (including the Company entering into an alternative transaction), the Company will be obligated to pay Amtech a termination fee of $1,320,000 or an expense reimbursement amount of $1,000,000 or (ii) Amtech will be obligated to pay the Company a termination fee of $1,320,000 or an expense reimbursement amount of $1,000,000. In addition, either the Company or Amtech can terminate the Merger Agreement if the Merger has not been consummated on or before 120 days following the date the joint registration statement on Form S-4 and proxy statement is filed with the SEC, if the failure to close is not caused by the breach of the Merger Agreement by the party electing to terminate.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1, and is incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Amtech or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Support Agreements

In connection with entering into the Merger Agreement, (i) Paul van der Wansem, the Company’s Chairman and Chief Executive Officer, and certain persons and trusts affiliated with Mr. van der Wansem, who own in the aggregate approximately 13.76% of the currently outstanding Company Shares have entered into a voting agreement with Amtech, pursuant to which each such stockholder has agreed, among other things, to vote all of their Company Shares in favor of the approval of the Merger Agreement and the transactions contemplated thereby (the “Company Support Agreement”), and (ii) Jong S. Whang, Amtech’s Chairman and Chief Executive Officer, who owns in the aggregate approximately 1.00% of the currently outstanding Amtech Shares has entered into a voting agreement with the Company, pursuant to which such stockholder has agreed, among other things, to vote all of his Amtech Shares in favor of the approval of the Merger Agreement and the transactions contemplated thereby (the “Amtech Support Agreement” and together with the Company Support Agreement, the “Support Agreements”). The Support Agreements generally require that the stockholders who are a party thereto vote all of their shares in favor of the Merger and against alternative transactions and generally prohibit such stockholders from transferring their shares prior to the consummation of the Merger. The Support Agreements will terminate upon the earlier of the consummation of the Merger or the termination of the Merger Agreement in accordance with its terms, as well as under certain other circumstances specified therein.

The foregoing descriptions of the Support Agreements do not purport to be complete and are qualified in their entirety by the full text of the Support Agreements, which are included as exhibits to the Merger Agreement, filed as Exhibit 99.1 and Exhibit 99.2 hereto, and incorporated by reference herein.

Employment Agreements

In connection with the Merger, Amtech entered into an employment agreement with Paul van der Wansem, the Company’s Chairman and Chief Executive Officer, that sets forth the terms and conditions of his employment with Amtech after the closing of the Merger (the “Employment Agreement”). The Employment Agreement will become effective on the first day after the closing of the Merger and remain in effect for one year thereafter. The Employment Agreement shall have no force or effect until the closing of the Merger, and Mr. van der Wansem’s employment with the Company would terminate following such closing. Mr. van der Wansem shall serve as a member of Amtech’s management executive committee and shall report directly to Amtech’s executive chairman. For a period of three years following the commencement of employment, Amtech shall use its reasonable best efforts to assure that Mr. van der Wansem is included in the slate of directors to be recommended for election to Amtech’s board of directors. Upon effectiveness of the Employment Agreement, Mr. van der Wansem’s annual base salary will be $350,000 and he will receive a grant of 30,000 options to purchase Amtech Shares, which will vest equally over three years from the date of grant. If the Employment Agreement is terminated by Amtech without Cause (as defined in the Employment Agreement) or by Mr. van der Wansem for Good Reason (as defined in the Employment Agreement), all unvested options shall immediately vest. In the event that the Employment Agreement is terminated by the mutual agreement of the parties, one-third of the unvested options shall immediately vest. Mr. van der Wansem is also entitled to participate in all employee benefit plans in effect for executives of Amtech and shall be entitled to an automobile allowance.

If Mr. van der Wansem’s employment is terminated in the event of death or disability or if he terminates his employment with Amtech for other than Good Reason, Amtech will pay to him: (i) base salary earned but not paid through the termination date, (ii) pay for any vacation time earned but not used through the termination date and (iii) any business expenses incurred but that had not yet been reimbursed on the termination date (all of the foregoing, the “Final Compensation”). If Mr. van der Wansem is terminated for Cause (as defined in the Employment Agreement”), Amtech will pay to him the Final Compensation. In the event of termination of employment by Amtech without Cause or by Mr. van der Wansem for Good Reason, Amtech shall continue to pay Mr. van der Wansem his annual base salary then in effect through the one-year anniversary of the effective date of the Employment Agreement. In addition, the Employment Agreement contains customary provisions relating to confidentiality, assignment of rights to intellectual property, non-competition and non-solicitation.

In connection with the Merger, Amtech also entered into a consulting agreement with Mr. van der Wansem that sets forth the terms and conditions of a consulting relationship with Amtech following the conclusion of the term of the Employment Agreement (the “Consulting

Agreement”). Pursuant to the terms of the Consulting Agreement, Mr. van der Wansem will provide consulting, strategic and advisory services for a period of two years and Amtech shall pay Mr. van der Wansem $22,083.33 per month. The Consulting Agreement shall have no force or effect until the closing of the Merger. If Mr. van der Wansem terminates the Consulting Agreement without Good Reason (as defined in the Consulting Agreement), Amtech terminates the Consulting Agreement for Cause (as defined in the Consulting Agreement) or the Consulting Agreement terminates as a result of Mr. van der Wansem’s disability or death, Amtech shall have no further obligation to provide any compensation or remuneration to Mr. van der Wansem. In the event Amtech terminates the Consulting Agreement without Cause or Mr. van der Wansem terminates the Consulting Agreement for Good Reason, Amtech shall remain obligated to provide to Mr. van der Wansem the monthly compensation referred to above during the remainder of the term of the Consulting Agreement and all unvested options held by Mr. van der Wansem shall immediately vest. In addition, the Consulting Agreement contains customary provisions relating to confidentiality, assignment of rights to intellectual property, non-competition and non-solicitation.

In connection with the Merger, the Company entered into a Second Agreement Regarding Employment Terms with Peter Tallian, the Company’s Chief Operating Officer, that amends certain terms and conditions of his employment after the closing of the Merger (the “Tallian Agreement”). The Tallian Agreement will become effective upon the closing of the Merger, but shall have no force or effect until the closing of the Merger. The Tallian Agreement provides that Mr. Tallian’s job title will change to General Manager of the Company and Mr. Tallian shall report to the Chief Executive Officer of Amtech. The Tallian Agreement provides that Mr. Tallian’s annual base salary shall be $265,000 and he shall be eligible to receive an annual bonus equal to 30% of his base salary in the event that the Company achieves 100% of its EBITDA target and up to but not exceeding 45% of his base salary in the event that the Company exceeds its EBITDA target. Upon the effectiveness of the Tallian Agreement, Mr. Tallian will receive a grant of 15,000 options to purchase Amtech Shares, which will vest equally over four years from the date of grant. The Tallian Agreement also provides that for purposes of the definition of “Change of Control” in the Retention Agreement dated March 20, 2009 between the Company and Mr. Tallian (the “Retention Agreement”), references to “the Company” shall be deemed to be references to Amtech. Other than as explicitly set forth in the Tallian Agreement, (i) the offer letter dated March 20, 2009 between the Company and Mr. Tallian, (ii) the Retention Agreement, and (iii) the Agreement Regarding Employment Terms dated November 27, 2011 between the Company and Mr. Tallian, shall not be affected.

The foregoing descriptions of the Employment Agreement, the Consulting Agreement and the Tallian Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached hereto as Exhibit 99.3, 99.4 and 99.5, respectively, and incorporated by reference herein.

For Additional Information

Amtech expects to file a registration statement on Form S-4 with the SEC, and Amtech and the Company expect to file a joint proxy statement/prospectus with the SEC, in connection with the Merger. AMTECH AND THE COMPANY URGE INVESTORS AND STOCKHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders will be able to obtain the proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company will be available free of charge on the investor relations portion of the Company’s website at www.btu.com. Documents filed with the SEC by Amtech will be available free of charge on the investor relations portion of the Amtech website at www.amtechsystems.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of the Company. The Company and its directors and executive officers, and Amtech and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the Company common stock in respect of the proposed merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2014 annual meeting of stockholders, which was filed with the SEC on April 14, 2014. Information about the directors and executive officers of Amtech is set forth in the proxy statement for Amtech’s 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of the Company’s and Amtech’s directors and executive officers in the Merger by reading the definitive proxy statement/prospectus when it becomes available.

Forward Looking Statements

Any statements in this Current Report on Form 8-K about future expectations, plans and prospects for the Company, including statements about the expected timetable for consummation of the proposed transaction, and any other statements about the Company, or about the Company’s future expectations, beliefs, goals, plans or prospects, constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of certain consents required in connection with the transaction which may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all or be unable to successfully integrate the Company’s operations into those of Amtech; the possibility that the integration of the Company into Amtech may be more difficult, time consuming or costly than expected; resulting increases in operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers); the ability of Amtech to retain certain key employees of the Company; and the other factors described in the Company’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The Company assumes no obligation to update the information in this Current Report on Form 8-K, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward looking statements that speak only as of the date hereof.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information disclosed under the section entitled “Employment Agreements” in Item 1.01 is incorporated by reference herein.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On October 21, 2014, the Board of Directors of the Company amended the Company’s by-laws by adding a new Section 15 thereto, which provides for the resolution of certain disputes exclusively in the federal or state courts of the State of Delaware. The foregoing description of the amendment to the Company’s Amended and Restated By-Laws does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated By-Laws, as amended by the foregoing amendment, which are filed as Exhibit 3.2 to this Current Report on Form 8-K, and incorporated by reference herein.

Item 8.01 Other Events.

On October 22, 2014, the Company and Amtech issued a joint press release announcing they had entered into the Merger Agreement. A copy of such joint press release is attached hereto as Exhibit 99.6, and is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

2.1	Agreement and Plan of Merger, dated as of October 21, 2014, by and among Amtech Systems, Inc., BTU Merger Sub, Inc. and BTU International, Inc.

3.2	Amended and Restated By-Laws of BTU International, Inc., as amended by the amendment referred to above.

99.1	Support Agreement, dated as of October 21, 2014, by and among certain stockholders of Amtech Systems, Inc. and BTU International, Inc.

99.2	Support Agreement, dated as of October 21, 2014, by and among certain stockholders of BTU International, Inc. and Amtech Systems, Inc.

99.3	Employment Agreement, dated as of October 21, 2014, by and between Paul van der Wansem and Amtech Systems, Inc.

99.4	Consulting Agreement, dated as of October 21, 2014, by and between Paul van der Wansem and Amtech Systems, Inc.

99.5	Second Agreement Regarding Employment Terms, dated as of October 21, 2014, by and between Peter Tallian and BTU International, Inc.

99.6	Press Release dated October 22, 2014, jointly issued by the Amtech Systems, Inc. and BTU International, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 22, 2014	BTU International, Inc.

	By:	/s/ Peter J. Tallian
	Name:	Peter J. Tallian
	Title:	Chief Operating Officer and Principal Financial and Accounting Officer

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